Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

December 3, 2009

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:          QE Brushes, Inc.
Pre-effective Amendment 5 to the Registration Statement on Form S-1
Filed November 6, 2009
File No.  333-157970

Dear Ms. Long:

We write on behalf of QE Brushes, Inc., (the “Company”) in response to Staff’s letter of November 17, 2009, by Edward M. Kelly, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, Amendment No. 5, filed November 6 , 2009, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended registration statement on Form S-1/A, Amendment No. 6 (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.
We note your response to comment 1 in our letter dated September 14, 2009 and reissue this comment. In this regard, we note that the response does not address the fact that Mr. Ruff posted the classified to sell a shell company. The previous responses had identified Mr. Ruff as the person who posted the classified. In responding to this comment, please specifically address the reason(s) why Mr. Ruff posted the classified and the name of the shell company he intended to sell.

In response to this comment, Mr. Ruff has advised me that he listed the ad, which was a nominal fee of $35 to publish, to create business contacts as he planned his re-entry into the brokerage industry with Spartan Securities. He was searching for contacts to help grow his career as a successful trader at a sponsoring broker dealer for OTCBB and Pink Sheet companies. Ads such as this could create many different types of leads in his industry. Mr. Ruff would himself call these type of ads as well as others seeking venture capital, business ventures, partners wanted, etc. when he saw them in newspapers and magazines when he worked on the trading desk to see if there were any business opportunities or synergies that he might derive from it or from any future business activities. Sometimes leads from these sources would lead to other contacts such as security attorneys, PR firms, directors, investors, and brokers creating potential future business opportunities. The need for a 211 filer and other market making opportunities might develop. Sometimes Mr. Ruff referred the contact person to other professionals in the industry he knew which he hoped would pay a returned dividend down the road in return. It is all about networking.

Forming these relationships not only made Mr. Ruff’s job easier, they served as a source of referrals.

Mr. Ruff did not have a shell in mind to sell in connection with the ad. If the opportunity presented itself, he would have tried to find one from one of many sources that one can look to find one . However, he never actually pursued locating a shell from anyone calling from the ad.

2.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and update the related disclosures throughout the registration statement.

In response to this comment, the Company has updated the financial statements and related disclosures throughout the registration statement.

3.
The registration statement’s facing page shows a new zip code of 99224 for QE Brushes’ principal executive offices. Revise the zip code of 99223 for QE Brushes’ principal executive offices on the registration statement’s facing page under “Copies of Communications” and on pages 6 and 26 to conform to the new zip code of 99224.

In response to this comment, the Company has made all requested zip code revisions.

Exhibit Index

4.
Refer to prior comment 8. We are unable to locate an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Please revise. Also, as requested previously, include a caption or heading such as “Exhibit Index” for the exhibit index.

In response to this comment, the Company has inserted an exhibit index and has also added the heading “Exhibit Index”.

Sincerely,

Cane Clark LLP

/s/Scott P. Doney
Scott P. Doney

*Also licensed in California, Washington and Hawaii;
^Also licensed in Colorado and District of Columbia Bars